                                                                 Exhibit (a)(11)

      AMWAY ASIA PACIFIC'S PRINCIPAL SHAREHOLDERS COMMENCE TENDER OFFER FOR
                            OUTSTANDING PUBLIC SHARES

ADA, Michigan - Thursday, November 18, 1999 - As announced on November 15,
1999, Amway Asia Pacific's principal sharehrolders today commenced a cash tender offer to purchase the approximately 15% of Amway Asia Pacific (NYSE: AAP; ASX:
AMW) common stock that they do not currently own or control for US$18.00 per share, in cash.

This transaction has a total value of approximately US$150 million. The offer price represents a premium of 53% to the closing price on the last trading day prior to the announcement of the offer.

Following completion of the tender offer, a second-step merger will occur in the first half of 2000, in which all remaining Amway Asia Pacific shareholders will receive the same cash consideration paid in the tender offer.

The tender offer is to all holders of common stock. The offer and withdrawal rights will expire, unless extended, at 12:00 midnight New York City time on December 17,1999.

The offer is not conditioned on obtaining financing or upon any minimum number of shares being tendered. The full terms and conditions of the offer are set forth in the tender offer materials filed with the Securities and Exchange Commission and being mailed to Amway Asia Pacific shareholders.

The principal shareholders of Amway Asia Pacific are certain corporations, trusts, foundations and other entities formed by or for the benefit of the Van Andel and DeVos families.

Morgan Stanley Dean Witter and J.P. Morgan are acting as dealer managers for this transaction and are global co-financial advisors to the principal shareholders.

Georgeson Shareholder Communications Inc. is acting as information agent for the offer and may be contacted (via collect call) at (212)-440-9800 or toll-free at
(800)-223-2064.

Headquartered in Hong Kong, Amway Asia Pacific Ltd. is the exclusive distribution vehicle for Amway Corporation in Australia, Brunei, People's Republic of China, Macau, Malaysia, New Zealand, Taiwan and Thailand. Amway Asia Pacific Ltd. is one of the largest direct selling companies in the region, based on sales of Amway consumer products offered through a core distributor force of approximately 601,000 independent distributors at August 31, 1999. Amway Asia Pacific Ltd. is listed on the New York Stock Exchange (AAP) and the Australian Stock Exchange (AMW). Current press releases and SEC earnings filings are available through the Internet at http://www.aap-amway.com.


CONTACT:

MEDIA AND INVESTORS:
Holly A. Clemente
Director of Investor Relations
(616) 787-8688